Exhibit 3.1

GAMING VENTURE CORP., U.S.A.
Certificate of Amendment
To
Articles of Incorporation

The undersigned corporation, organized under the laws of the State of Nevada, to amend its articles of incorporation in accordance with Chapter 78 of the Nevada Revised Statutes, hereby certifies:

FIRST The name of the corporation is Gaming Venture Corp., U.S.A.

SECOND To effect a change in the name of the corporation, Article I of the articles of incorporation is amended to read in its entirety as follows:

Article I
Name

The name of the corporation is Kuhlman Company, Inc.

THIRD To authorize and create Preferred Shares, Article IV of the articles of incorporation is amended to read in its entirety as follows:

Article IV
Capitalization

(a) Authorized Shares. The aggregate number of shares which the corporation shall have the authority to issue is Seventy-Two Million (72,000,000 shares). Fifty Million (50,000,000) shares shall be designated “Common Stock”, and shall have a par value of $.001 Twenty-Two Million (22,000,000) shares shall be designated “Preferred Stock”, and shall have a par value of $.001 per share, and shall be issued for such consideration, expressed in dollars, as the Board of Directors may, from time to time, determine.

(b) Consideration for Shares. All shares of Common Stock and Preferred Stock shall be issued by the corporation for cash, property or services actually performed, for no less than the par value of $.001 for Common Stock and $.001 for Preferred Stock. All shares shall be fully paid and non-assessable.

(c) Designation and Issuance of Preferred Stock. Shares of Preferred Stock way be issued from time to time in one or more series as may from time to time be determined by the Board of Directors. Each series shall be distinctly designated pursuant to an amendment to these articles of incorporation, the filing of a certificate of amendment or in any other manner permitted by law. The powers, preferences and relative, participating, optional and other rights of each such series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series or classes of capital stock at any time outstanding. Except as hereinafter provided, the Board of Directors is hereby expressly granted the authority to fix, by resolution(s) adopted prior to the issuance of any shares of each particular series of Preferred Stock, the designation, powers, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any. The Board of Directors is also expressly authorized to allow for conversion of the Preferred Stock to Common Stock under terms and conditions as determined by the Board of Directors.

(d) Dividends. Dividends in cash, property or share of the corporation may be paid upon the Common and Preferred Stock, as and when declared by the Board of Directors, out of funds of the corporation to the extent, and in the manner permitted by law.

(e) Voting Rights & Cumulative Voting. Each outstanding share of Common Stock shall be entitled to one vote, and each fractional share of Common Stock shall be entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. The voting rights of Preferred Stock, if any, shall be established by the Board of Directors at the time such stock is issued in series. Cumulative voting shall not be allowed in the election of directors of the corporation.

(f) Denial of Preemptive Rights. No holder of any shares of the corporation, whether now or hereafter authorized, shall have any preemptive or preferential right to acquire any shares or securities of the corporation, including shares or securities held in the treasury of the corporation.

(g) Dissolution or Liquidation. Upon any dissolution or liquidation, whether voluntary or involuntary, the holders of shares of Preferred Stock shall be entitled to receive out of the assets of the corporation, whether such assets are capital or surplus, the sum initially paid per share and a further amount equal to any dividend thereon declared and unpaid to the date of such distribution, before any payment shall be made or any assets distributed to the holders of Common Stock, in addition to any other liquidation preference accorded to any particular series or class of Preferred Stock. Upon any dissolution or liquidation, whether voluntary or involuntary, if the assets thus distributed among the holders of Preferred Stock are insufficient to permit the payment to such shareholders of the full preferential amounts, the holders of such shares shall be entitled to receive ratably all the remaining assets. A merger or consolidation of this corporation with or into any other corporation or corporations shall not be deemed to be a dissolution or liquidation within the meaning of this provision.

FOURTH The shareholders of the corporation adopted the amendment on April 12, 2005.

FIFTH The number of shares entitled to vote on the amendment was 6,514,427, 77% of which voted for the amendment pursuant to a written consent of shareholders.

SIXTH The foregoing amendment to the certificate of incorporation shall become effective upon filing.

IN WITNESS WHEREOF, Gaming Venture Corp., U.S.A. has caused its duly authorized officer to execute this certificate this 6th day of June, 2005.

By:	/s/ Alan Woinksi

Alan Woinski, President